UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

SCHEDULE 14F-1
_____________________

     Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

JINHAO MOTOR COMPANY

(Exact name of registrant as specified in its corporate charter)

000-52482

(Commission File No.)

Nevada	20-2308107
(State of Incorporation)	(IRS Employer Identification No.)

Dawang Industrial Park, Zhaoqing Hi-Tech Exploit Area,
Zhaoqing City, Guangdong, 526238
People’s Republic of China

(Address of principal executive offices)

Tel: (86) 758 3625568

(Registrant's telephone number)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

JINHAO MOTOR COMPANY
Dawang Industrial Park, Zhaoqing Hi-Tech Exploit Area,
Zhaoqing City, Guangdong, 526238
People’s Republic of China

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about August 11, 2010 to the holders of record at the close of business on August 11, 2010 (the “Record Date” of the common stock, par value $0.001 per share (“Common Stock”) of Jinhao Motor Company, a Nevada corporation (the "Company"), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by a share exchange agreement, dated August 11, 2010, among the Company, Mark Hague, our major shareholder, Jinhao Power Holdings Ltd., a BVI company (“Jinhao Power”), and its sole shareholder, Mr. Chak Shing Tsoi (the “Share Exchange Agreement”). The transactions contemplated by the Share Exchange Agreement were consummated on August 11, 2010 (the “Closing Date”). Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to Jinhao Motor Company.

This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 there under.

A copy of the Share Exchange Agreement will be filed with the Securities and Exchange Commission (the “SEC”) as an exhibit to a current report on Form 8-K on August 11, 2010.

On the Record Date, 48,000,436 Common Stock shares were issued and outstanding with the holders thereof being entitled to cast one vote per share. You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of the new directors.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S
SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE IN BOARD OF DIRECTORS

On August 11, 2010, the Company entered into the Share Exchange Agreement, pursuant to which we acquired 100% of the issued and outstanding capital stock of Jinhao Power in exchange for 45,600,418 shares of our common stock, par value $0.001, which constituted 95% of our issued and outstanding capital stock on a fully-diluted basis as of and immediately after the consummation of the transactions contemplated by the Share Exchange Agreement and after giving effect to a cancellation of 2,479,523 shares of our common stock by our former director and officer on the same day pursuant to a share purchase agreement.

On the Closing Date, Mr. Ed Forister resigned as Chief Executive Officer of the Company. On the Closing Date, Mr. Ed Forister also resigned as director of the Company, effective ten (10) days after the mailing of this Schedule 14f-1 (the “Effective Date”), and Mr. Chak Shing Tsoi was appointed as director of the Company, effective immediately. Also upon the Closing Date, the Board of Directors appointed Mr. John Chen, Mr. Stewart Ballard, Dr. Brian Peacock, Mr. Rodger Spainhower, Sr. and Dr. John Shen as directors of the Company, effective as of the Effective Date.

In addition, our Board of Directors appointed Mr. Tsoi to serve as our Chief Executive Officer, Mr. John Shen to serve as the President, and Hai Ming Liu to serve as the Director of Finance, and acting Chief Financial Officer of the Company.

To the best of the Company’s knowledge, none of the incoming or existing directors or executive officers of the Company have been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of August 11, 2010 with respect to the beneficial ownership of the Company’s outstanding Common Stock by (i) any person known by us to beneficially own more than five (5%) percent of our Common Stock; (ii) each of the named executive officers, directors and director nominees; and (iii) our directors, director nominees and named executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, Dawang Industrial Park, Zhaoqing Hi-Tech Exploit Area, Zhaoqing City, Guangdong, 526238, People’s Republic of China.

	Before Closing of the Share		After Closing of the Share
	Exchange Agreement		Exchange Agreement
	Amount and		Amount and
	Nature of		Nature of
	Beneficial	Percent of	Beneficial	Percent of
Name and Address of Beneficial Owner	Ownership(1)	Class(2)	Ownership(1)	Class(2)
Officers and Directors
Chak Shing Tsoi	0	*	45,600,418	95.00%
John Shen	0	*	0	*
Hai Ming Liu	0	*	0	*
Edmond Forister	0	*	0	*
2601 E. Turquoise Drive
Phoenix, AZ 85028
All officers and directors as a group			45,600,418	95.00%
(5 persons named above)
5% Security Holders
Chak Shing Tsoi	0	*	45,600,418	95.00%

*	Less than 1%

(1) Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our Common Stock. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2) Based on 4,879,541 shares of Common Stock issued and outstanding before the closing of the transactions contemplated by the Share Exchange Agreement (as of the Record Date) and 48,000,436 shares of Common Stock issued and outstanding after the closing of the transactions contemplated by the Share Exchange Agreement (as of August 11, 2010.

Changes in Control

We do not currently have any arrangements which if consummated may result in a change of control of our Company.

LEGAL PROCEEDINGS

The Company’s management knows of no material existing or pending legal proceedings or claims against the Company, nor is the Company involved as a plaintiff in any material proceeding or pending litigation. To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the Company’s securities, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Share Exchange Agreement, our Board of Directors consisted of one member, Mr. Edmond Forister, who was elected to serve until his successor is duly elected and qualified. Mr. Forister has submitted a letter of resignation and Mr. Chak Shing Tsoi, Dr. John Shen, Mr. Hai Ming Liu, Mr. John Chen, Mr. Stewart Ballard, Dr. Brian Peacock, and Mr. Rodger Spainhower Sr. have been appointed to our Board of Directors. Mr. Tsoi’s appointment became effective on the Closing Date, while Mr. Forister’s resignation and the remaining appointments will become effective on the Effective Date. On the Closing Date, our Board of Directors also appointed the new executive officers as listed below.

Directors and Executive Officers

Set forth below is certain information regarding the persons who have and will become directors and executive officers of the Company pursuant to the Share Exchange Agreement:

Name	Age	Position
Chak Shing Tsoi	57	Chief Executive Officer and Director
John Shen(1)	50	President and Director
Hai Ming Liu	45	Director of Finance and acting Chief Financial Officer
John Chen(1)	38	Director
Stewart Ballard(1)	57	Director
Brian Peacock(1)	72	Director
Rodger Spainhower Sr. (1)	66	Director
Edmond Forister(2)	46	Director

(1)	Will become a director effective upon the Effective Date.

(2)	Former Chief Executive Officer and Chief Financial Officer prior to August 11, 2010 and current director until the Effective Date.

Mr. Chak Shing Tsoi. Mr. Tsoi was appointed by our Board of Directors on August 11, 2010, to serve as our Chief Executive Officer and as a Director. Mr. Tsoi has served as the Director and Chairman of Guangdong Jinhao Motorcycle Company Limited since March 2003. Mr Tsoi also serves as Chairman and Director of Jinhao Power and Jinhao Motorcycle Company Limited. Mr. Tsoi graduated from the Zhongshan University, in Guangzhou, China in 1975 with a bachelor’s degree in Commerce and Foreign Trade.

Dr. John Shen, Dr. John Shen was appointed by our Board of Directors on August 11, 2010, to serve as our President, effective immediately, and Director, to become effective as of the Effective Date. Since April 2001, Dr. Shen has served as Chairman and CEO of Palcan Energy Corporation, a publicly listed company on the Toronto Venture Exchange. Dr. Shen attended the East China University of Science & Technology in Shanghai, China and has a master’s degree in Chemical Engineering from Shanghai Research Institute of Chemical Engineering and a Ph.D. in Chemical Engineering from Laval University in Quebec.

Mr. Hai Ming Liu. Mr Liu was appointed by our Board of Directors on August 11, 2010, to serve as our Director of Finance and acting Chief Financial Officer, effective immediately. He also serves as Director of Finance and acting Chief Financial Officer of Guangdong Jinhao Motorcycle Company Limited. Prior to his employment with the company, he was Vice President Finance for a Chinese listed beverage manufacturer and distributor company: Rodobo International. (OTCQB: RDBO). From May 2008 until January 2010, Mr. Liu was employed with Wuhan General Group (NASDAQ: WUHN) as Chief Financial Officer, overseeing the finance department and internal control functions. From January 1995 until April 2008, he held various managerial positions within PricewaterhouseCoopers in Chongqing, Shanghai and Vancouver. Mr. Liu holds a bachelor’s degree in law from East China University of Political Science and Law. From May 1993 until December 2002, Mr Liu attended a postgraduate program in accounting and finance at the Institute of Chartered Accountants in British Columbia, Canada. Mr. Liu is fluent in Mandarin and English.

Mr. John Chen. Mr. Chen was appointed by our Board of Directors on August 11, 2010, to serve as our Director, to become effective as of the Effective Date. Mr. Chen is the Chief Financial Officer and Director for General Steel Holdings, Inc. and has held this position since May 2004. Mr. Chen was Senior Accountant with Moore Stephens Wurth Frazer and Torbet, LLP, in Los Angeles, California, from August 1997 to July 2003. Mr. Chen graduated in 1992 with a Bachelor of Science degree from Norman Bethune University of Medical Science in Jiling province, China. Mr. Chen furthered his education at California State Polytechnic University, in Pomona, California receiving his B.Sc. of Science degree in 1997. He became a California-licensed CPA in 2002.

Mr. Stewart J. Ballard. Mr. Ballard was appointed by our Board of Directors on August 11, 2010, to serve as our Director, to become effective as of the Effective Date. Since June 2009, Mr. Ballard has acted as independent consultant to several of the partners of Sindicatum Carbon Capital. Prior to that, Mr. Ballard was Business Development Director (Asia) with Sindicatum Carbon Technology from July 2008 until June 2009. From 1987 until 2008, Mr. Ballard held several positions with the U.S. & Foreign Commercial Services, U.S. Department of Commerce, including Chief Commercial Consul with the U.S. Consulate General in Hong Kong from 2004 until 2008. Mr. Ballard attended University of California, Berkley and received his bachelor’s degree in Political Science, with Honors, in 1974. Mr. Ballard pursued post-graduate studies at Universite de Nancy II, Nancy France and holds a master’s degree from Johns Hopkins University School of Advanced International Studies and a law degree from Tulane University. Mr. Ballard passed the D.C. Bar in 1985.

Dr. Brian Peacock. Dr. Peacock was appointed by our Board of Directors on August 11, 2010, to serve as our Director, to become effective as of the Effective Date. Since 2009, Dr. Peacock has served as an Ergonomics and Systems Consultant, with BPErgonomics (BPE) Pte. Ltd. and Adjunct Professor with SIM University in Singapore. From 2005 to 2009, Dr. Peacock was a Professor in the Department of Safety Science for Embry Riddle Aeronautical University. From 2000 to 2004, Dr. Peacock was Discipline Coordinating Scientist for Space Human Factors Engineering for the National Space Biomedical Research Institute in conjunction with the Baylor College of Medicine and NASA. Dr. Ballard’s experience from 1974 to 2000 includes management positions with General Motors Ergonomics and Human Factors Organization, as well as academic positions with the University of Oklahoma, Dalhousie University in Canada, Monash University in Australia, and the University of Hong Kong in Hong Kong. Dr. Peacock holds PhD, PE, and CPE degrees and is a Fellow of the Ergonomics Society (UK) and the Human Factors and Ergonomics Society (USA).

Mr. Rodger Spainhower Sr. Mr. Spainhower was appointed by our Board of Directors on August 11, 2010, to serve as our Director, to become effective as of the Effective Date. Since 1984, Mr. Spainhower has served as President and CEO of Highland Business Services in Phoenix, Arizona. Mr. Spainhower designed and implemented one of the first online data services for the real estate industry in Arizona and designed, developed and implemented the first database management online title search system in Colorado Springs, Colorado. Mr. Spainhower is a Director for three public companies and thus brings extensive financial management and administration experience to our Board. Mr. Spainhower attended the American Institute of Banking and Phoenix College, Business Psychology, both located in Phoenix, AZ.

Except as noted above, there are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There is no family relationship among any of our officers or directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the fiscal year ended December 31, 2009, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

TRANSACTIONS WITH RELATED PERSONS

The following includes a summary of transactions since the beginning of the 2009 year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions.

On August 11, 2010, we entered into and closed the Share Exchange Agreement with Mr. Mark Hague, our major shareholder, Jinhao Power, and its sole shareholder, Mr. Chak Shing Tsoi, pursuant to which we acquired 100% of the issued and outstanding capital stock of Jinhao Power in exchange for 45,600,418 shares of our common stock, par value $0.001, which constituted 95% of our issued and outstanding capital stock on a fully-diluted basis as of and immediately after the consummation of the transactions contemplated by the Share Exchange Agreement and after giving effect to the Share Purchase Agreement described below.

As a condition precedent to the consummation of the Share Exchange Agreement, on August 11, 2010, we entered into the Share Purchase Agreement with Mr. Mark Hague, our controlling stockholder, whereby Mr. Hague agreed to the cancellation of 2,479,523 shares of our common stock owned by him as well as $152,193 debt owed to him, in exchange for all of the shares of our subsidiary, EG Gold Mines, Inc. Upon the closing of the Share Purchase Agreement with Mr. Hague, EG Gold Mines, Inc, is no longer our subsidiary.

On July 19, 2010, prior to the consummation of the Share Exchange Agreement, Guangdong Jinhao Motorcycle Company Limited (“Guangdong Jinhao”), our 49% minority-owned subsidiary, entered into a series of contractual agreements with Zhaoqing Haoyan Industrial Co., Ltd. (“Haoyan”), the 51% equity holder of Guangdong Jinhao, and Jinhao New Energy (Zhaoqing) Development Co., Ltd. (“New Energy”), our wholly-owned PRC subsidiary, pursuant to which Guangdong Jinhao became our variable interest entity, or VIE. The VIE structure is a common structure used to acquire PRC companies, particularly in certain industries where foreign investment is restricted or forbidden by the PRC government. The VIE agreements include the following arrangements:

(1) a Shareholder’s Right Proxy and Operation Management Services Agreement, or MSA, through which (a) Haoyan vested its control over Guangdong Jinhao to New Energy; and (b) New Energy has the right to (i) manage the business and operations of Guangdong Jinhao for Haoyan exclusively, (ii) nominate and replace Guangdong Jinhao directors, and (iii) collect and own 51% of before-tax profits as a management fee in consideration for its services under the MSA and bear the 51% of the operation risks and loss of Guangdong Jinhao accordingly;

(2) The Shares Pledge Agreement under which Haoyan has pledged all of its shares, contribution and interests in Guangdong Jinhao to New Energy as a guarantee Haoyan’s performance of its obligations under the MSA; and

(3) The Exclusive Option Agreement under which Haoyan and Guangdong Jinhao have granted to New Energy the irrevocable right and option to acquire all of Haoyan’s equity interests in Guangdong Jinhao for an exercise price to be determined by New Energy and Haoyan based on the circumstances.

As a result of the foregoing structure, we control 100% of Guangdong Jinhao, have a right to all its revenues and are responsible for all its expenses. Mr. Chak Shing Tsoi, our Chief Executive Officer and Director and our controlling stockholder, also serves as Chairman and Director of Guangdong Jinhao, Jinhao Power, and Jinhao Motorcycle.

The foregoing description of the terms of the Shareholder’s Right Proxy and Operation Management Services Agreement, the Shares Pledge Agreement, and the Exclusive Option Agreement is qualified in its entirety be reference to the provisions of the agreements filed as exhibits 10.5, 10.5, and 10.7, respectively, to a current report on Form 8-K on August 11, 2010.

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meetings

Since the end of its fiscal year on December 31, 2009, the Board of Directors has not met for either a regularly scheduled or special meeting but has acted by written consent once.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

The role of the Chairman of the Board of Directors is to oversee and manage the Board of Directors and its functions, including setting meeting agendas and running Board meetings. Currently, Mr. Chak Shing Tsoi is serving as the sole Director and Chief Executive Officer.

The Board of Directors in its advisory and oversight role is particularly focused on assisting the Chief Executive Officer and senior management in seeking and adopting successful business strategies and risk management policies, and in making successful choices in management succession.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, the our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Stockholder and Interested Party Communications

The Board of Directors does not currently provide a process for stockholders or other interested parties to send communications to the Board of Directors because management of the Company believes that until this point it has been premature to develop such processes given the limited liquidity of the common stock of the Company. However, the new management of the Company may establish a process for shareholder communications in the future.

EXECUTIVE COMPENSATION

Summary Compensation Table—Fiscal Years Ended December 31, 2009 and 2008

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officer received total annual salary and bonus compensation in excess of $100,000.

							Non-
						Non-Equity	Qualified
Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Incentive Plan Compensation	Deferred Compensation	All Other
						Earnings	Earnings	Compensation	Total
		($)	($)	($)	($)	($)	($)	($)	($)
Chak Shing Tsoi,	2009	0	0	0	0	0	0	0	0
CEO (1)	2008	0	0	0	0	0	0	0	0
John Shen,	2009	0	0	0	0	0	0	0	0
President (1)	2008	0	0	0	0	0	0	0	0
Hai Ming Liu,	2009	0	0	0	0	0	0	0	0
CFO(1)	2008	0	0	0	0	0	0	0	0
Edmond Forister,	2009	0	0	0	0	0	0	0	0
former CEO (2)	2008	0	0	0	0	0	0	0	0

(1)

These amounts represent compensation paid by Jinhao Motor Company and its subsidiaries. As of the Closing Date, we executed employment agreements with our CEO, President and Director of Finance and acting Chief Financial Officer. The employment agreements will provide for annual salaries and annual bonuses in amounts not less than the amounts set forth in the table above.

(2)	Edmond Forister resigned as our Chief Executive Officer, on August 11, 2010, and shall remain a Director until the Effective Date.

Employment Agreements

As of the Closing Date, we executed employment agreements with each of our executive officers. Each employment agreement has a term of two years.

On August 11, 2010, we entered into a two-year employment agreement with Chak Shing Tsoi to serve as our Chief Executive Officer. The Agreement provides for an annual salary of $120,000 and is eligible to earn an annual bonus and warrants, in such amount, if any, is subject to be determined by the Board of Directors.

On August 11, 2010, we entered into a two-year employment agreement with John Shen to serve as our President. The Agreement provides for an annual salary of $80,000 and is eligible to earn an annual bonus and warrants, in such amount, if any, is subject to be determined by the Board of Directors

On August 11, 2010, we entered into a two-year employment agreement with Hai Ming Liu to serve as our Director of Finance and acting Chief Financial Officer. The Agreement provide for an annual salary of approximately $120,000 and is eligible to earn an annual bonus and warrants, in such amount, if any, is subject to be determined by the Board of Directors

Outstanding Equity Awards

For the year ended December 31, 2009, no director or executive officer has received compensation from us pursuant to any compensatory or benefit plan. There is no plan or understanding, express or implied, to pay any compensation to any director or executive officer pursuant to any compensatory or benefit plan.

Compensation of Directors

No member of our Board of Directors received any compensation for his services as a director during the year ended December 31, 2009.

In accordance with Section 13 or 15(d) of the Exchange Act, Jinhao Motor Company has duly caused this Information Statement to be signed on its behalf by the undersigned, hereunto duly authorized.

JINHAO MOTOR COMPANY

August 12, 2010

/s/ Chak Shing Tsoi
Chak Shing Tsoi
Chief Executive Officer